Filed as a free writing prospectus Rule 433
New South Wales Treasury Corporation
Floating Rate Notes due 2011
Terms and Conditions — September 4, 2009

Issuer full name	New South Wales Treasury Corporation
Guarantor	The Crown in Right of New South Wales
Issuer credit ratings	Aaa; AAA
Title of securities	Floating Rate Notes due 2011
Aggregate principal amount	US$150,000,000
Price to public	100.00% of the principal amount of the Notes
Purchase price by the underwriters	99.925% of the principal amount of the Notes
Underwriting commission	0.075% of the principal amount of the Notes
Net proceeds	US$149,887,500
Lead manager	J.P. Morgan Securities Ltd.
Co manager	Daiwa Securities America Inc.
Maturity date	March 11, 2011
Pricing date	September 4, 2009
Settlement date	September 11, 2009
Yield	3-month U.S. LIBOR
Rate of interest	3-month U.S. LIBOR
Interest payment dates	September 11, December 11, March 11 and June 11 commencing on December 11, 2009
Record dates	August 27, November 26, February 24 and May 27
Status of Notes	The Notes will be direct, unconditional, unsubordinated and irrevocable obligations of the Issuer and will have the benefit of the statutory charge on the Issuer’s income and revenue provided by Section 22C(1) of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). Furthermore, by Section 22G(1) of the PAFA Act, money payable by the Issuer under the Notes ranks and will continue to rank equally without preference by reason of priority of date or otherwise with all obligations to repay financial accommodation, financial adjustments and joint financing arrangements (as each of those terms is defined by the PAFA Act) which repayment is secured by the Issuer’s income and revenue.
Status of Guarantee	The due payment of principal of, and any interest or premium on, the Notes is guaranteed by the Guarantor (the “Guarantee”), pursuant to Section 22A(1) of the PAFA Act. The Guarantee may only be revoked by an Act of Parliament of the State of New South Wales. Pursuant to Section 22G(2) of the PAFA Act, all obligations of the Guarantor under the Guarantee rank equally without preference with all other outstanding obligations of the Guarantor and are to be discharged out of the fund formed under Part 5 of the Constitution Act 1902 of New South

Wales constituting all public moneys collected, received or held by any person for or on behalf of the State of New South Wales without any appropriation other than Section 22I of such Act.
Redemption for tax reasons	The Notes may be redeemed at the Issuer’s option at any time, in whole or in part, on not less than 30 nor more than 60 days notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, in certain circumstances in which the Issuer would become obligated to pay additional amounts under the Notes. Otherwise, the Issuer may not redeem the Notes prior to maturity.
Listing	The Notes will not be listed on any securities exchange.
Denominations	Minimum US$100,000 and integral multiples of US$1,000 thereafter
CUSIP and ISIN numbers	648808AP8 and US648808AP84
Clearing	DTC
Governing law for Notes	State of New York
Governing law for Guarantee	State of New South Wales, Commonwealth of Australia.
Further issues	The Issuer may from time to time, without the consent of the holders of the Notes, create and issue additional notes having the same terms and conditions as the Notes so that such issue shall be consolidated and form a single series with the outstanding Notes. Holders of the Notes should be aware that additional notes that are treated for non-tax purposes as a single series with the original Notes may be treated as a separate issue for U.S. federal income tax purposes. In such case, depending upon their issue price, the additional notes may be considered to have been issued with “original issue discount” for U.S. federal income tax purposes, which may affect the market value of the original Notes since such additional notes may not be distinguishable from the original Notes.
We expect that delivery of the Notes will be made against payment on or about September 11, 2009 which will be the fourth New York business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser has traded or wishes to trade Notes on the date hereof or the next two succeeding business days thereafter, it will be required, by virtue of the fact that the Notes initially will settle in on the fourth New York business day following the date of the pricing of the Notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next two succeeding business days should consult their own advisor.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the

SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at: http://www.sec.gov/Archives/edgar/data/857076/000095012309040043/0000950123-09-040043-index.htm. Alternatively, J.P. Morgan or Daiwa Securities America will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.